Exhibit 99.2

CORPBANCA ANNOUNCES THIRD QUARTER 2008 RESULTS

Santiago, Chile, November 5, 2008 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the third quarter ended September 30, 2008. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of September 30, 2008 and percentages are expressed in real terms. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our September 30, 2008 exchange rate of Ch$549.63 per U.S. dollar.

Management’s Discussion and Analysis

I) External Reporting Changes

In 2008, Chilean Banks changed the presentation format of the financial statements which involve the reclassification of certain balance sheet and income statement accounts as required by the Superintendency of Banks and Financial Institutions (SBIF). These changes have been made as the first steps towards convergence to International Financial Reporting Standards (IFRS).

These reclassifications have not been applied to prior year figures, as a result, figures reported in this report are not directly comparable to past years. Readers should exercise caution in determining trends based on prior reports.

The main reclassifications include:

•	Interest income from investments held-for-trading are classified as Trading and investment income (previously classified as Interest revenue).

•	Income received from contingent loan operations are now classified as Fee income (previously classified as Interest income).

•

Sales force expenses are now classified as Administration expenses (previously classified as Other Expenses, under Gross operational margin). This is a transitional reclassification as the application of IFRS will require us to use the effective interest method to record these expenses, reducing interest income on an accrual basis.

•	Contingent assets are now carried off-balance sheet in memorandum accounts.

•	Credit card charges in process are now classified as loans (previously classified as Other assets).

•	Shareholders’ Equity will now include a provision for minimum dividends reducing the Retained earnings account.

II) Financial Performance Review

Our net income for the nine month period ended September 30, 2008 amounted to Ch$42.5 billion, an increase of 13.7% (real) when compared to the prior year of Ch$37.4 billion. Net income for the third quarter in 2008 was Ch$17.8 billion, an increase of Ch$4.7 billion, or 35.6% as compared to the prior quarter. Our total operating revenue reached Ch$80 billion, an increase of 24.1% as compared to the second quarter. This was offset by higher provisions for loan losses, operating expenses and price-level restatement expenses.

Our condensed statement of income for the periods ended June 30 and September 30, 2008, expressed in millions of Chilean pesos is as follows:

	As of or for the three month period ended,			As of or for the nine month period ended, Sept-08
	Jun-08	Sept-08	Change
Net interest revenue	49,635	65,264	15,629	154,524
Fees and income from services, net	11,570	10,860	(710)	32,286
Trading and investment income, net	29,157	9,419	(19,738)	26,962
Foreign exchange gains (losses), net	(26,774)	(7,552)	19,222	(20,577)
Other revenue	898	2,009	1,111	5,224
Total operating revenue	64,486	80,000	15,514	198,419
Provision for loan losses	(11,836)	(14,775)	(2,939)	(35,216)
Operating expenses	(28,086)	(31,527)	(3,441)	(87,722)
Income attributable to investments in other companies	80	108	28	247
Net gain (loss) from price-level restatement	(8,889)	(13,464)	(4,575)	(25,550)
Net income before taxes	15,755	20,342	4,587	50,178
Income taxes	(2,662)	(2,587)	75	(7,672)
Net income	13,093	17,755	4,662	42,506

Net interest revenue

Net interest income for the third quarter of 2008 increased by Ch$15.6 billion or 31.5% when compared to the prior quarter. This increase was mainly due to higher interest revenues from our growth in the volume of our loan portfolio, loans and available-for-sale instruments which are indexed to inflation and our assets and liabilities strategy. As a result, interest revenues during the third quarter increased from Ch$122.6 billion to Ch$169.6 billion, or 38.3% when compared to the prior quarter. This rise in interest revenues was offset by higher funding costs related to inflation indexed interest-bearing liabilities, our increased financing needs to fund our growth in loans and the effect of the monetary policy interest rate hikes. Interest expense during the third quarter grew from Ch$73.0 billion to Ch$104.3 billion, or 42.9% when compared to the prior quarter. During the third quarter, the rate of inflation was greater than that experienced during the prior quarter. Our current assets and liabilities strategy is positively affected by inflation because we have a greater amount of assets denominated in inflation indexed Chilean UF currency than our UF denominated liabilities. Accordingly, this GAP allows us to profit from inflation.

Net interest revenue for the nine-month period ending September 30, 2008 reached Ch$154.5 billion. This is a substantial increase over the same period last year and is a result of our growth in average interest-earning assets, our interest revenues from inflation indexed assets and our assets and liabilities strategy. The rate of inflation during the period was greater than that experienced in 2007.

Fees and income from services

Fees and income from services for the third quarter was Ch$10.9 billion. This was a decrease of Ch$710 million, or 6.1% when compared to the prior quarter. The following table is a summary of our net fees and income from services for the periods ended June 30 and September 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the nine months ended, Sept-08
	Jun-08	Sept-08	Change
Lines of credit(1)	1,526	1,391	(135)	4,445
Brokerage insurance fees	1,938	1,650	(288)	5,067
Checking accounts	1,166	1,185	19	3,390
Collections	2,345	2,072	(273)	6,675
Credit Cards, net	271	298	27	755
Mutual fund	1,905	1,693	(212)	5,428
Brokerage fees, net	387	284	(103)	990
Letters of credit and guarantees	568	634	66	1,723
Debit and ATM Cards, net	39	(88)	(127)	(44)
Factored receivables	61	100	39	459
Other(1)	1,364	1,641	277	3,398
Total	11,570	10,860	(710)	32,286

(1)	Other includes reclassification of Ch$1,029 of flat fees recognized in “Lines of credit” during the three month period ended June 30, 2008.

Brokerage insurance fees decreased as a result of seasonal revenue which was recognized during the second quarter, related to the annual renewal of insurance agreements on leasing contracts. Our mutual fund and brokerage fees have decreased due to the recent downturn in the international and national financial markets which have reduced our assets under management and fees from trading activities. These decreases were partly offset by a rise in the line item “other fees” which was associated to more business transactions from financial advisory services.

Revenues from fees related to checking accounts remained steady with a slight increase during the third quarter of 1.6% when compared to the prior quarter. As of September 30, 2008 we had approximately 68 thousand retail checking accounts, an increase over the last quarter of 2.3% and a 21 basis point increase in our market share (3.4% as of august 2008). This growth in retail checking accounts has not reduced the average balance per account which remains flat at Ch$1 million and in line with industry standards. In addition, this demonstrates our strategy to grow profitably by not sacrificing our risk policies in order to obtain more clients.

Net revenues from fees related to credit cards increased during the third quarter by 10.0% when compared to the prior quarter. During the third quarter, we continued to have an account usage rate superior to that of the industry’s average rate. Our usage rate during the third quarter was 57.4% versus the industry’s average rate of 47.5%. Our excellent promotions such as discounts on gasoline purchases and our no-interest option on purchases for up to 24 months have allowed us to excel in the usage of this product. As of September 30, 2008, we had 259 thousand credit cards, an increase over the last quarter of 1.1%.

During the third quarter we have reduced our client base in retail banking to 223 thousand, or a decrease of 4.3% versus the prior quarter. This is due to the decrease in our consumer loan stock as our current focus is on reducing the risk in this portfolio by targeting more profitable and less risky consumer loan customers and implementing stricter admission and approval requirements. However, we have continued our effort to expand cross-selling, product usage as well as raising fees in line with what we believe to be the market standard.

Trading and investment income – Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies.

The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the periods ended June 30 and September 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the nine months ended, Sept-08
	Jun-08	Sept-08	Change
Trading and investment income:
Trading instruments	(245)	121	366	1,455
Derivatives held-for-trading	28,026	9,592	(18,434)	24,213
Other	1,376	(294)	(1,670)	1,294
Total trading and investment income	29,157	9,419	(19,738)	26,962

Net foreign exchange transactions:
Net results of foreign exchange transactions	(28,909)	(8,349)	20,560	(21,900)
Revaluations of assets and liabilities denominated in foreign currencies	2,135	797	(1,338)	1,323
Total foreign exchange transactions	(26,774)	(7,552)	19,222	(20,577)

Net gains (losses) from treasury business	2,383	1,867	(516)	6,385

Revenues from trading and investments during the third quarter amounted to Ch$9.4 billion, offset by a loss of Ch$7.6 billion in foreign exchange transactions. This resulted in a net gain of Ch$1.9 billion versus the net gain of Ch$2.4 billion recorded during the second quarter of 2008. We currently do not use hedge accounting therefore all of our derivatives and financial instruments that may provide effective economic hedges for managing risk positions are treated and reported as trading. We also do not generally maintain significant foreign currency positions.

The decrease in other investment income is mainly due to a Ch$291 million net loss in our available-for-sale portfolio. During the second quarter, we recorded net gains from our available-for-sale instruments and loan portfolio sales amounting to Ch$645 million and Ch$ 731 million, respectively.

Trading and investment income during the nine-month period ended September 30, 2008 amounted to Ch$27.0 billion, offset by a loss of Ch$20.6 billion in foreign exchange transactions. This resulted in a net gain of Ch$6.4 billion.

Other revenue

During the third quarter, revenues from other operations increased by Ch$1.1 billion when compared to the prior quarter. This increase was mainly a related to the benefit that we receive from our leasing clients’ contractual obligations to pay for property taxes on leased assets.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the periods ended June 30 and September 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the nine months ended, Sept-08
	Jun-08	Sept-08	Change
Net allowances established	(14,251)	(17,381)	(3,130)	(41,934)
Recovery of loans previously charged-off	2,415	2,606	191	6,718
Net charge to income	(11,836)	(14,775)	(2,939)	(35,216)

Our provision for loan losses during the third quarter of 2008 amounted to Ch$14.8 billion, an increase of Ch$2.9 billion when compared to the prior quarter. This is mainly related to our penetration in the retail banking segment, our growth in loans and the less favourable economic conditions in Chile which have increased our net allowances by 22.0% when compared to the prior quarter. As a result, we have implemented stricter admission and approval requirements and improved collection strategies. Recovery of loans previously charged-off increased by 7.9% over the last quarter, which was mainly related to our consumer finance loan portfolio.

Operating expenses

The following table provides comparative information relating to our operating expenses for the periods ended June 30, and September 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the nine months ended, Sept-08
	Jun-08	Sept-08	Change
Personnel salaries and expenses(1)	14,056	14,596	540	42,796
Administrative and other expenses(1)	11,896	13,121	1,225	36,002
Depreciation, amortization and impairment	998	1,096	98	3,689
Other operating expenses	1,136	2,714	1,578	5,235
Total operating expenses	28,086	31,527	3,441	87,722

(1)	“Administrative and other expenses” includes reclassification of Ch$275 of various items previously recognized in June 2008 as “Personnel salaries and expenses”.

Our total operating expenses increased during the third quarter by 12.3% when compared to the prior quarter. Personnel salaries and expenses increased by Ch$540 million pesos during the third quarter. This was mainly due to an increase in salaries expenses as employees wages are indexed to inflation and investments in employee training programs. Administrative and other expenses increased by 10.3% which is mainly due to an increase in external consulting services and a receivable from mastercard for marketing and promotional activities which was recorded during second quarter. The increase in other operating expenses during the third quarter is related to an extraordinary rise in charge-offs of commercial assets received in lieu of payment.

As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our efficiency ratio (operating expenses / gross operating income) for the second and third quarters was 43.6% and 39.4%, respectively.

Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during the year. The general price-level restatements are calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule”, in which the inflation adjustments at any balance sheet date are based on the consumer price index at the close of the preceding month. During the third quarter, we recorded Ch$13.5 billion of net expenses due to price-level restatement, an increase of Ch$4.6 billion as compared to the prior quarter. This is the result of the higher inflation rate experienced during the third quarter of 3.5% versus the second quarter of 2.4%.

III) Financial Condition

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$4,613 billion as of September 30, 2008, representing an increase of 19.8% (real) when compared to the same period last year. Our loan market share as of September 30, 2008 was 6.9%. The following table provides comparative information related to our loan portfolio for the periods ended in 2007 and 2008, in millions of Chilean pesos:

				Change
	Sept-07	Jun-08	Sept-08	Sept-07 - Sept-08	Jun-08 - Sept-08
Commercial	2,155,362	2,556,271	2,670,956	515,594	114,685
Foreign trade	259,159	340,304	399,667	140,508	59,363
Leasing contracts	270,424	262,629	319,689	49,265	57,060
Factored receivables	72,588	66,471	46,737	(25,851)	(19,734)
Consumer	550,829	523,683	507,224	(43,605)	(16,459)
Housing mortgages	512,290	584,585	640,605	128,315	56,020
Past due loans	30,764	26,584	28,145	(2,619)	1,561
Total loans	3,851,416	4,360,527	4,613,023	761,607	252,496

As of January 2008, contingent credits are no longer presented on the balance sheet as loans and receivables to customers. As of September 30, 2007 and 2008, we had Ch$316 billion, and Ch$383 billion in contingent credits (Ch$348 billion as of June 30, 2008) which mainly consist of open and unused letters of credit together with guarantees granted by the Bank in pesos, UF and foreign currencies (principally U.S. dollars). Our market share in this product as of September 30, 2008 was 6.0%.

Commercial loans as of September 30, 2008 grew by 23.9% versus the same period last year and 4.5% when compared to the prior quarter. Foreign trade expressed in U.S.$ using the exchange rate in effect at the end of each period increased by 43.5% year-on-year (1U.S.$ = 511.44 as of September 2007) and 12.1% quarter-on-quarter (1U.S.$ = 524.41 as of June 2008). Leasing contracts increased to Ch$320 billion, or 22% quarter-on-quarter. Factoring decreased quarter-on-quarter due to a prepayment amounting to Ch$10 billion. Our total wholesale loan market share (including foreign trade, leasing and factored receivables) was 8.1% as of September 30, 2008.

Retail loans (housing mortgages and consumer loans) as of September 30, 2008 grew by 8.0% when compared to same period last year and by 3.6% when compared to the prior quarter. The year-on-year increase was driven by our strong growth in retail mortgage loans which increased by 25.0%, increasing our market share in this product by 37 basis points, or to 4.1%. The decrease in our consumer loan stock is due to our strategy of reducing the risk in this portfolio by targeting more profitable and less risky consumer loan customers and the implementation of stricter admission and approval requirements. As part of this strategy, we have also reduced the average amount loaned to each customer. This has resulted in reduction of our market share in consumer loans by 57 basis points, or to 6.0%.

Our past-due loans over total loans remained flat quarter-on-quarter at 0.61%. The Chilean banking industry’s average rate was 0.89% and 0.93% as of the second and third quarters of 2008.

Allowance for loan losses

The following table provides comparative information relating to the composition of our allowance for loan losses for the periods ended June 30 and September 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the six months ended, Sept-08
	Jun-08	Sept-08	Change
Beginning balance	55,891	59,615	3,724	55,067
Charge-offs	(10,527)	(12,477)	(1,950)	(32,482)
Net allowances established	14,251	17,381	3,130	41,934
Ending balance	59,615	64,519	4,904	64,519

Our allowance for loan losses for the third quarter of 2008 increased by Ch$4.9 billion, or 8.2% when compared to the prior quarter. This is mainly the result of our growth in loans, our penetration in the retail banking segment and the less favourable economic conditions in Chile which have increased our net allowances by 22.0% when compared to the prior quarter. This increase continues to be caused by consumer finance portfolio with a lower proportion related to our wholesale and traditional retail businesses. As a result, we have implemented stricter admission and approval requirements and improved collection strategies. Our charge-offs for loan losses increased by Ch$2.0 billion or 18.5%. This increase was mainly related to our consumer finance portfolio.

Our risk index (allowances for loan losses over total loans) remained relatively flat at 1.38% when compared to the prior quarter and positively against the Chilean banking industry’s average rate of 1.63% and 1.69% as of the end of the second and third quarters of 2008, respectively.

Our coverage ratio, measured as allowances for loan losses over past-due loans was 221% and 226% as of the second and third quarters of 2008. This compares favourably to that of the Chilean banking sector which recorded an index of 184% and 182% as of June 30 and September 30, 2008, respectively.

Financial investments

Our financial investments totalled Ch$262 billion as of September 30, 2008, representing an increase of 45.5% quarter-on-quarter. The following table provides comparative summary of our investment portfolio for the second and third quarters of 2008, in millions of Chilean pesos:

	Jun-08	Sept-08	Change
Trading portfolio financial assets	19,422	18,960	(462)
Financial investments available-for-sale	160,854	243,325	82,471
Financial investments held-to-maturity	—	—	—
Total Financial Investments	180,276	262,285	82,009

Our investment portfolio consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short- term. Trading instruments are stated at fair value in accordance with market prices prevailing at the balance sheet’s closing date.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

The increase in Ch$82 billion in our available-for-sale portfolio is mainly due to our strategy to build a profitable mid-term investment portfolio.

Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions. The following table summarizes our funding as of 2007 and 2008, in millions of Chilean pesos:

				Change
	Sept-07	Jun-08	Sept-08	Sept-07 - Sept-08	Jun-08 - Sept-08
Checking accounts	210,923	224,349	232,483	21,560	8,134
Demand deposits	139,108	142,978	130,128	(8,980)	(12,850)
Time deposits and savings accounts	2,280,811	2,868,833	2,991,314	710,503	122,481
Repurchase agreements	130,593	116,820	136,378	5,785	19,558
Mortgage bonds	399,865	342,101	339,811	(60,054)	(2,290)
Banking Bonds	289,477	310,810	323,296	33,819	12,486
Subordinated Bonds	49,501	43,599	108,520	59,019	64,921
Domestic borrowings	31,730	40,835	38,166	6,436	(2,669)
Foreign borrowings	277,889	325,810	384,588	106,699	58,778

Our checking account balance increased by Ch$21.6 billion, or 10.2% year-on-year and by Ch$8.1 billion, or 3.6% quarter-on-quarter. This is part of our strategy to increase our retail client base, maintain more profitable customers and improve our balance sheet structure. Our average balance of retail checking accounts during the third quarter of 2008 was Ch$68.6 billion, or an 8.8% increase over the same quarter last year. Noticeable increases have also been experienced in the average balances of our commercial clients which during the third quarter of 2008 reached Ch$132.4 billion, or a 9.7% increase over the same quarter last year.

Our funding strategy in 2007 was mainly driven by growth in time deposits and the issuance of banking bonds. In 2007, we placed UF6 million in bonds in the local market, representing approximately Ch$126 billion at September 30, 2008 UF exchange rate. Each of these bonds have a face value of UF2 million and were placed during April, July, and November of 2007 (See section “Other related information” for more detailed information regarding our funding capacity in bonds). Our savings accounts and time deposits represent 69.2% of our total interest-bearing liabilities while our banking bonds represent 7.5%.

On July 28, we placed U.F. 3,000,000 in series V, 25 year subordinated bonds which were sold at a spread of 98 basis points over the benchmark. Chilean banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory allowances, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic capital plus certain loan loss allowances (up to a maximum of 1.25% of risk weighted assets and a qualifying proportion of subordinated bonds less any goodwill balance or paid share premiums and investments in non-consolidated companies. Chilean banks are permitted to include subordinated bonds in effective net equity. This is limited to 50% of basic capital and the value which can be included should decrease by 20% per year, beginning six years prior to maturity.

Shareholders’ Equity

We are the fifth-largest private bank in Chile, based on our Shareholders’ Equity of Ch$468 billion and our loans of Ch$4,613 billion as of September 30, 2008. We have 221,336,558.3 thousand shares outstanding (see section “Other related information” for further details regarding our share repurchase program), a market capitalization of Ch$584 billion (based on a share price of Ch$2.85 pesos per share). During the first quarter of 2008, we paid dividends totalling 100% of 2007 net income.

IV) Other related information

New York Branch Office

On October 22, 2008, the Federal Reserve Board granted the Bank authorization to establish a Branch in the city of New York, United States of America.

On October 24, 2008, the Office of the Comptroller of the Currency (OCC) granted the Bank the respective authorization to open a Branch in the city of New York, United States of America.

Share Repurchase Program

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved a program for CorpBanca to purchase shares issued by us, or the Share Repurchase Program, to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares depending on share price fluctuations experienced throughout the duration of the Program.

The main terms and conditions of the Share Repurchase Program are set forth as follows:

•

The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid and outstanding, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained earnings.

•	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•	The Share Repurchase Program will have a term of three years beginning on April 15, 2008.

•	Shares repurchased must be sold within 24 months of acquisition. Any shares not resold during this time frame will be cancelled, resulting in a reduction of paid-in capital.

•	If shares are resold, shareholders have a preemptive right to acquire the repurchased shares.

•	Repurchased shares, although registered in our name, do not have voting or dividend rights.

On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, agreed to the following:

•	To set the repurchase price of the shares at Ch$3.03 per share.

•	That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our total issued and outstanding shares.

•

The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the extraordinary shareholders’ meeting through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article

198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Block Offers (Sistema de Ofertas a Firme en Bloque).

•	The offer commenced on April 30, 2008, for a period of 30 days.

•	The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered.

•	As acceptance orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0.828144892 was applied.

•	The total number of shares repurchased and held as treasury stock was 5,672,732,264, reducing our total shares outstanding to 221,236,558,313.

Bonds

We have U.F. 17,000,000 in bonds available to be placed in the local market. This is composed of U.F. 2,000,000 in series L bonds, U.F. 5,000,000 in series M bonds, and U.F. 10,000,000 in bonds which have been approved by the SBIF but have not yet been issued. Series L and M bonds have annual coupon rates of 3.4% and have a maturity of 10 years and 5.5 years, respectively.

Subordinated bonds

We issued U.F. 10,000,000 of subordinated bonds. This is composed of U.F. 3,000,000 in series U subordinated bonds and U.F. 7,000,000 in series V bonds with durations of 10 and 25 years, respectively. On July 28, we placed U.F. 3,000,000 in series V bonds due on August 1, 2033. The bonds were sold on the Santiago Stock Exchange in an offshore transaction outside the United States in reliance on Regulation S under the Securities Act.

The series V bonds which were sold on July 28, 2008 were structured by CorpCapital Asesorias Financieras S.A. and were sold at a spread of 98 basis points over the benchmark. The proceeds will be used to finance our normal business activities and improve our balance sheet structure.

CorpBanca’s Conference Call on Third Quarter 2008 Results

You are invited to participate in CorpBanca’s conference call on Thursday, November 6, 2008 to discuss the Third Quarter 2008 Results and respond to investor questions.

Time:	12:00 noon (Santiago, Chile)
10:00 am EDT (US)
15:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Mario Chamorro – Chief Executive Officer
You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “CorpBanca”:

	U.S.A. participants	1866 223 0615
	Outside the US participants	+44 1452 586 513
	UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Saturday, November 8th, 2008.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “THIRD QUARTER 2008 RESULTS WEBCAST”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.:	1866 247 4222	Access Code:	2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code:	2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code:	2339939#

Consolidated Statements of Income (unaudited)

	For the three months ended,		For the nine months ended, Sept-08
(Expressed in millions of Chilean pesos)	Jun-08	Sept-08
OPERATING INCOME
Interest revenue	122,620	169,585	394,375
Interest expense	(72,985)	(104,321)	(239,851)
Net interest revenue	49,635	65,264	154,524
Fees and income from services, net	11,570	10,860	32,286
Trading and investment income, net	29,157	9,419	26,962
Foreign exchange gains (losses), net	(26,774)	(7,552)	(20,577)
Other revenue	898	2,009	5,224
Total operating revenue	64,486	80,000	198,419

Provisions for loan losses	(11,836)	(14,775)	(35,216)

Net operating revenue	52,650	65,225	163,203

Personnel salaries and expenses	(13,781)	(14,596)	(42,521)
Administration expenses	(12,171)	(13,121)	(36,277)
Depreciation, amortization and impairments	(998)	(1,096)	(3,689)
Other operating expenses	(1,136)	(2,714)	(5,235)
Total operating expenses	(28,086)	(31,527)	(87,722)

Income attributable to investments in other companies	80	108	247
Net loss from price-level restatement	(8,889)	(13,464)	(25,550)

Income before income taxes	15,755	20,342	50,178
Income taxes	(2,662)	(2,587)	(7,672)
Net income	13,093	17,755	42,506

Consolidated Balance Sheets (unaudited)

	For the period ended,
(Expressed in millions of Chilean pesos, except percentage amounts)	Jun-08	Sept-08
Assets
Cash and due from banks	80,816	93,870
Items in course of collection	74,723	181,591
Trading portfolio financial assets	19,422	18,960
Financial investments available-for-sale	160,854	243,325
Financial investments held-to-maturity	—	—
Investments purchased under agreements to resell	109,673	84,665
Derivative financial instruments	137,736	142,392
Loans and receivables to banks	26,951	30,361
Loans and receivables to customers	4,360,527	4,613,023
Allowance for loan losses	(58,763)	(63,622)

Loans and receivables to customers, net	4,301,764	4,549,401
Investments in other companies	1,870	2,026
Intangibles	2,304	2,973
Premises and equipment, net	31,660	32,716
Current income tax provision	6,137	7,686
Deferred income taxes	12,106	12,626
Other assets	109,761	81,409
Total assets	5,075,777	5,484,001

Liabilities
Current accounts and demand deposits	367,327	362,611
Items in course of collection	41,004	146,193
Investments sold under agreements to resell	116,820	136,378
Time deposits and saving accounts	2,868,833	2,991,314
Derivative financial instruments	117,207	125,585
Borrowings from financial institutions	340,049	391,244
Debt issued	696,510	771,627
Other financial obligations	26,596	31,510
Current income tax provision	171	123
Deferred income taxes	6,226	7,852
Provisions	20,809	27,604
Other liabilities	33,158	24,316
Total liabilities	4,634,710	5,016,357

Shareholders’ Equity:
Capital	297,210	297,210
Reserves	16,553	31,978
Valuation gains (losses)	(1,621)	653
Retained earnings:
Retained earnings from previous periods	116,550	116,550
Income for the period	24,751	42,506
Less: Accrual for mandatory dividends	(12,376)	(21,253)
Minority Interest	—	—
Total Shareholders’ Equity	441,067	467,644
Total liabilities and shareholders’ equity	5,075,777	5,484,001

Selected Performance Ratios (unaudited)

	For the three month period ended,
	Jun-08	Sept-08
Solvency indicators
Basle index (5)	10.11%	11.34%
Shareholders’ equity / total assets	8.69%	8.53%
Shareholders’ equity / total liabilities	9.52%	9.32%

Credit quality ratios
Charge-off rate(1)(3)	0.74%	0.86%
Past due loans / total loans	0.61%	0.61%
Risk index (allowances / total loans )	1.35%	1.38%
Allowances / past due loans	221.0%	226.1%
Provisions for loan losses / total loans(1)	1.09%	1.28%
Provisions for loan losses / total operating revenue	18.4%	18.5%
Provisions for loan losses / net income	90.4%	83.2%

Profitability ratios
Net interest revenue / interest-earning assets(1)(2)	4.26%	5.25%
Total operating revenue / total assets(1)	5.08%	5.84%
Total operating revenue / interest-earning assets(1)(2)	5.54%	6.44%
Provisions for loan losses / total assets(1)	0.93%	1.08%
ROA (before taxes), over total assets(1)	1.24%	1.48%
ROA (before taxes), over interest-earning assets(1)(2)	1.35%	1.64%
ROE (before taxes)(1)	14.3%	17.4%
ROA, over total assets(1)	1.03%	1.30%
ROA, over interest-earning assets(1)(2)	1.12%	1.43%
ROE(1)	11.87%	15.19%

Efficiency ratios
Operating expenses / total assets(1)	2.21%	2.30%
Operating expenses/ total loans(1)	2.58%	2.73%
Operating expenses / gross operating income	43.6%	39.4%

Earnings
Diluted earnings per share before taxes (Chilean pesos per share) (4)	0.0712	0.0919
Diluted earnings per ADR before taxes (U.S. dollars per ADR)(4)	0.6790	0.8364
Diluted earnings per share (Chilean pesos per share)(4)	0.0592	0.0803
Diluted earnings per ADR (U.S. dollars per ADR)(4)	0.5643	0.7301
Total shares outstanding (thousands)(4)	221,236,558.3	221,236,558.3
Exchange rate for US$1	524.41	549.63

(1)	Annualized figures
(2)	Interest-earning assets include loans and receivables to customers and banks, financial investments available-for-sale, and investments purchased under agreements to resell
(3)	Charge-off rates are defined as the net charge-offs less recoveries divided by loans outstanding
(4)	During the second quarter, we repurchased shares equivalent to 2.5% of the total outstanding shares. See section “Other related information” for more details regarding the repurchase program.
(5)	For the six and nine-month period ended June 30 and September 30, 2008.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Pablo Mejia Ricci, CGA

Head of Investor Relations, CorpBanca

Santiago, Chile

Tel: (562) 660-2342

investorrelations@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Tel: (212) 661-7566

nbornozis@capitallink.com